
Mailstop 3561

August 1, 2017

Wayne Anderson
President
The Greater Cannabis Company, Inc.
244 2nd Ave N., Suite 9,
St. Petersburg, FL 33701

> **Re:** **The Greater Cannabis Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 20, 2017**
> **File No. 333-218854**

Dear Mr. Anderson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2017 letter.

General

1. We note your response to comment 13. Please revise your disclosure on pages 6 and 44 to clarify that the Artemis license agreement no longer is in effect. In addition, please tell us why the disclosure on page 6 that the Artemis license agreement constitutes one of your operating segments is appropriate given that it no longer is in effect, or revise the disclosure accordingly.

Prospectus Summary

The Offering, page 12

2. We reviewed your revisions in response to comment 2. Please further revise your disclosure to indicate that the 2.5 million common shares issuable on conversion of the convertible note are included in the number of shares of common stock issued and outstanding after the offering and explain why (*e.g.,* you expect the notes to be converted to shares prior to or contemporaneous with the secondary offering).

Selling Shareholders, page 30

3. We note your responses to comments 1 and 3. Please tell us how long each of Alpco, Scottrade, National Financial Services, Emet Capital Partners and the other selling shareholders that are broker-dealers or affiliates of broker-dealers have held their shares of Sylios Corp., the circumstances under which each entity received its shares of Sylios Corp., and your analysis of why these entities are not statutory underwriters as such term is defined in the Securities Act.

4. Please remove disclosure in footnote (i) indicating that "none of the selling stockholders are broker-dealers."

Financial Statements, page F-1

5. Please update your financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X, as applicable, prior to effectiveness.

Notes to the Consolidated Financial Statements

Note B – Going Concern, page F-15

6. We reviewed your revisions in response to comment 10. Please further revise your disclosure to address the disclosure requirements in paragraphs b and c of ASC 205-40-50-13.

Exhibit 5.1

7. Please revise the opinion to opine that the 21,527,493 Shares that are currently issued and outstanding are legally issued, fully paid and non-assessable.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John T. Root, Jr.